First Light Acquisition Group, Inc.

11110 Sunset Hills Road #2278

Reston, VA 20190

August 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re: First Light Acquisition Group, Inc.

Registration Statement on Form S-4

File No. 333-269705

Dear Mr. Gorsky:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), First Light Acquisition Group, Inc. (the “Registrant”) respectfully requests that the effective date of the Registrant’s Registration Statement on Form S-4 (File No. 333-269705) filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2023, as amended by Amendment No. 1 filed on April 13, 2023, Amendment No. 2 filed on May 8, 2023, Amendment No. 3 filed on June 30, 2023, Amendment No. 4 filed on July 25, 2023, Amendment No. 5 filed on August 1, 2023 and Amendment No. 6 filed on August 2, 2023 (the “Registration Statement”), be accelerated by the Commission to 12:00 pm Eastern Time on August 4, 2023, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant requests that it be notified of such effectiveness by a telephone call to Raymond O. Gietz of Weil, Gotshal & Manges LLP at (212) 310-8702 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Very truly yours,

First Light Acquisition Group, Inc.

By:	/s/ Thomas Vecchiolla
Name:	Thomas Vecchiolla
Title:	Chief Executive Officer

cc:	Thomas Vecchiolla, Chief Executive Officer, First Light Acquisition Group, Inc.

Corey R. Chivers, Esq., Weil, Gotshal & Manges LLP